   MARY E. THORNTON
   DIRECT LINE: 202.383.0698
   Internet: mary.thornton@sablaw.com








                                        April 22, 2008



VIA EDGAR TRANSMISSION

Sonny Oh, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

      Re:     Post-Effective Amendment No. 16 to the
              Registration Statement on Form N-4 for
              New England Variable Annuity Separate Account
              (File No. 333-51676)

Dear Mr. Oh:

On behalf of New England Life Insurance Company (the "Company") and its separate account, New England Variable Annuity Separate Account (the "Separate Account"), enclosed for your convenience is a courtesy copy of the "American Forerunner Series" Post-Effective Amendment No. 16 (the "Amendment") to the above-captioned registration statement. The Amendment was filed with the Securities and Exchange Commission (the "Commission") on April 28, 2008 pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (the "1933 Act").

The Amendment incorporates changes made in response to comments that you provided to Elisabeth Bentzinger via telephone call on April 9, 2008 on Post-Effective Amendment No. 15, which was filed with the Commission on January 16, 2008 pursuant to Rule 485(a)(1). The Amendment also includes certain other updating changes and all financial statements, exhibits, and other required or missing disclosure not included in Post-Effective Amendment No. 15. For your convenience, the enclosed copy has been marked to highlight changes made from Post-Effective Amendment No. 15.

Acceleration requests from the Company, on behalf of the Separate Account, and from the principal underwriter accompany the Amendment.
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Sonny Oh, Esq.
Securities and Exchange Commission
Page 2

For your convenience, each of the Staff's comments is set forth below, followed by the Company's response.

1.       General Comment -- No Material Changes

         Comment: Please represent supplementally that when the next post-effective amendment to the above-referenced registration statement is filed pursuant to Rule 485(a), the filing will not include any material changes, other than filling in missing fees and charges.

         Response:         The Company has represented in a separate letter that
                           the Amendment does not include changes that would otherwise render it ineligible for filing under Rule
                           485(b) under the 1933 Act, with the exception of adding certain fees and charges that were omitted from Post-Effective Amendment No. 15.

2.       Net Worth Maintenance Agreement

         Comment: Please explain the purpose of the net worth maintenance agreement and provide a copy of the agreement to the Staff.

         Response:         The net worth maintenance agreement, which is
                           discussed in the Statement of Additional Information, was previously filed as an exhibit to the registration statement.

                           The Company is appreciative that, in the interest of time, the Staff has agreed not to assert any particular position on the agreement that may delay the effectiveness of the Amendment. The Company understands, however, that this does not foreclose the Staff from articulating a future position with respect to the agreement.

3.       Bonus Disclosure

         Comment: Please disclose that the Company does not expect to make an additional profit from the higher charges associated with the bonus.

         Response:         The Company has disclosed in the Amendment that it
                           does not expect to receive any additional profit due to the higher charges associated with the B Plus
                           Class.


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Sonny Oh, Esq.
Securities and Exchange Commission
Page 3

4.       State Variations

         Comment: Please represent supplementally that all of the material features of the contract are described in the prospectus.

         Response:         The Company has represented in a separate letter that
                           all of the material features of the contract are described in the prospectus.

5.       Missing Disclosure

         Comment: Under the "Description of the Lifetime Withdrawal Guarantee II," the first bulleted note is missing the disclosure "rider charge." Please ensure that this disclosure is added to the next post-effective amendment.

         Response:         The first bulleted note in the "Description of the
                           Lifetime Withdrawal Guarantee II" section of the
                           Amendment includes the disclosure "rider charge."

                                    *   *   *

We hope that you will find these responses satisfactory. We appreciate the Staff's assistance in reviewing this Amendment.

As noted above, requests for acceleration from the Company, on behalf of the Separate Account, and from the principal underwriter accompany the Amendment and seek acceleration of the effectiveness of the registration statement to [ ], 2008 or as soon as practicable thereafter. Any assistance you can provide to assist us in meeting this request would be very much appreciated. If you have any questions or comments, please contact the undersigned at (202) 383-0698 or Elisabeth Bentzinger at (202) 383-0717.


                                        Sincerely,

                                        /s/ Mary E. Thornton

                                        Mary E. Thornton

Enclosure

cc:    Michele Abate, Esq.
       Elisabeth Bentzinger, Esq.